Exhibit 20  Press release issued May 13, 2014

For Immediate Release	May 13, 2014

BOWL AMERICA REPORTS THIRD QUARTER EARNINGS

Bowl America Incorporated today reported that earnings for its fiscal 2014 third quarter ended March 30, 2014, decreased to $.25 per share from $.26 per share in the prior year period. Earnings for the current and prior year nine-month periods were $.26 and $.30 per share, respectively.

During the quarter the Company received $208,000 as a special dividend from Vodafone, one of the stocks held in the Company’s investment portfolio. Winter storms in February and March resulted in league play postponements and the loss of open play revenue. Snow removal costs for the current nine month period increased $95,000 from last year’s comparable period.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE MKT Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended
	March 30,	March 31,	March 30,	March 31,
	2014	2013	2014	2013
Revenues
Bowling and other	$5,168,318	$5,458,826	$12,779,622	$13,396,625
Food, beverage & merchandise sales	2,138,735	2,180,386	5,244,551	5,482,527
	7,307,053	7,639,212	18,024,173	18,879,152

Operating expenses excluding depreciation and amortization	5,325,483	5,329,185	15,466,627	15,664,042
Depreciation and amortization	329,280	363,270	1,050,586	1,135,541

Interest & dividend income	332,066	98,030	561,296	348,314

Earnings from continuing operations before taxes	1,984,356	2,044,787	2,068,256	2,427,883
Earnings from continuing operations	1,289,856	1,329,187	1,344,356	1,578,183
Earnings (loss) from discontinued operations, net of tax	112	(923)	(1,837)	(35,238)
Net Earnings	$1,289,968	$1,328,264	$1,342,519	$1,542,945

Comprehensive earnings	$1,305,241	$1,611,173	$1,284,121	$1,686,746

Weighted average shares outstanding	5,160,971	5,151,471	5,160,971	5,151,471

EARNINGS PER SHARE	.25	.26	.26	.30

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	03/30/14	03/31/13
ASSETS

Total current assets including cash and short-term investments of $5,469 & $5,448	$6,517	$6,599
Property and investments	30,669	31,638
TOTAL ASSETS	$37,186	$38,237

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$4,821	$5,132
Other liabilities	2,604	2,859
Stockholders' equity	29,761	30,246
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$37,186	$38,237